From: Donaty, Frank J.
To: DiStefano, Vincent J.;
CC: Pfordte, Richard;
Subject: FW: Oppenheimer Rochester North Carolina, Arizona and Maryland Municipal Funds
Date: Friday, July 14, 2006 8:38:06 AM
Attachments:

All are effective at 9:15 a.m. today.

From: Pfordte, Richard
Sent: Thursday, July 13, 2006 5:16 PM
To: Donaty, Frank J.
Subject: FW: Oppenheimer Rochester North Carolina, Arizona and Maryland Municipal Funds

Ready for acceleration.

From: Rupert, Kevin C.
Sent: jeudi 13 juillet 2006 14:22
To: Pfordte, Richard
Subject: FW: Oppenheimer Rochester North Carolina, Arizona and Maryland Municipal Funds

I have no objection.

From: DiStefano, Vincent J.
Sent: Wednesday, July 12, 2006 2:37 PM
To: Rupert, Kevin C.
Cc: Pfordte, Richard
Subject: Oppenheimer Rochester North Carolina, Arizona and Maryland Municipal Funds

Kevin:

I would like to accelerate these three registration statements on Thursday, July 13, 2006. If you approve, please send this email on to Rich.

Below I've set forth the Accession Number, Filing Date, and 33 Act # of each filing to be declared effective:

Oppenheimer Rochester North Carolina Municipal Fund, Registration Statement, 0000728889-06-000294, 03/29/2006, 333-132784 https://www.edgar.sec.gov/AR/FilingFolder.do?accessionNumber=0000728889-06-000291&fileNumber=333-132781%20%20%20%20%20%20%20%20%20%20%20%20%20%20%20" \\o "Link to Open Filing Folder

Oppenheimer Rochester North Carolina Municipal Fund, Pre-Eff. 1, 0000728889-06-000531, 06/30/2006, 333-132784

Oppenheimer Rochester Arizona Municipal Fund , Registration Statement, 0000728889-06-000289, 03/29/2006 , 333-132778

Oppenheimer Rochester Arizona Municipal Fund , Pre-Eff. 1, 0000728889-06-000532, 06/30/2006 , 333-132778

Oppenheimer Rochester Maryland Municipal Fund , Registration Statement, 0000728889-06-000290, 03/29/2006 , 333-132779

Oppenheimer Rochester Maryland Municipal Fund , Pre-Eff. 1, 0000728889-06-000528, 06/30/2006 , 333-132779

Vince